     The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.4748 Fax 303.377.0231
sercounsel@msn.com
Admin. Office T. 307.856.2467 F. 307.857.0319
sra@wyoming.com

October 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Attn: Scott Anderegg

Re:   Black Diamond Holdings Corporation
        Form 20-F/A – File No. 0-52145

Dear Commissioners:

     On behalf of Black Diamond Holdings Corporation (the “company”), we provide the following information, in response to the staff’s comment letter of August 15, 2006 concerning the company’s initial filing of Form 20-F.

     Concerning comment 1, we have advised the company that the Form 20-F became effective on the 60th day after filing. We also have advised the company that it now is required to (i) file all Section 13 reports, and (ii) continue responding to staff comments until such time as all comments have been resolved to the satisfaction of the staff. We understand, and have so advised the company, that the staff may have additional comments on the filing.

Comments and Responses.

Selected Financial Data page 5

2.	Revise to provide the required five years of financial information. We note the financial statements are available on your website. See item 3.A. of Form 20-F.

Response: Complied with on page 5.

3.

We note you do not believe you need to disclose exchange rates because of the fact that you have done all of your business in Canada for the past three years. Please advise us of the exception upon which you are relying to provide all of the disclosure required by Item 3.A.3. of Form 20.

Response: Exchange rate information has been added to the filing on page 7.

Securities and Exchange Commission
October 6, 2006

Capitalization and Indebtedness, page 6

4.

We note the 1,592,776 units issued on April 28, 2006 and the 50,000 shares issued on April 20, 2006. Please advise or revise as appropriate to clearly identify the share issuances that resulted in shares as adjusted of 12,447,223. We refer you to note 14 on page 16 of the financial statements. Also please parenthetically disclose in the table or include an explanatory footnote that describes whether any capitalization is secured, unsecured, guaranteed and unguaranteed.

Response: Complied with on page 8.

History and Development of the Company, page 11

5. Please revise to include your legal and commercial name.

Response: Complied with on page 13.

6.

Please revise to include a description, including the amount invested, of your principal capital expenditures and divestitures since the beginning of your last three financial years to the date of your filing. Also, please include information concerning any principal capital expenditures and divestitures currently in progress and the form of financing.

Response: Complied with on page 13.

Overview, page 11

7.	Please revise your disclosure to include a discussion of any seasonality the effects your business.

Response: Complied with on page 14.

Business in Canada, page 11

8.

Please clarify and disclose if Black Diamond Importers, Inc. continues to be a continuing operating subsidiary. We note you disclose the Canadian import and distribution business was winding down in 2004 and 2005. Please disclose the quantitative and qualitative impact that exiting the Canadian import and distribution business has had and is expected to have on your continuing operating results and liquidity.

Response: Complied with on page 15. Please note that reference to the winding up of the Company’s Canadian operations disclosure has been amended to reflect more accurately the scale down of the wine distribution segment.

Securities and Exchange Commission
October 6, 2006

9.

Please disclose whether you continue to import or distribute Zone Vodka, Redrum or any of the other products disclosed in this filing. If you do not continue to import and distribute these products after winding down the Canadian import and distribution business please revise your disclosures to list the products you continue to sell and products you discontinued, as applicable.

Response: Complied with on page 15.

Business in the United States, page 13

10.	We note your disclosure concerning United States federal regulation of your business. Please expand your disclosure to include any state regulation of your business.

Response: Complied with on page 16.

Operating Results, page 16

11.

We note that you had a large increase in sales from 2003 to 2004 and then a down swing in 2005. We further note that your explanation for these swings is that in 2004 you placed a “significant emphasis” on the Canadian market. Please augment your disclosure to provide a fuller explanation for your sale swings and your “significant emphasis” on the Canadian market.

Response: Complied with on page 19.

12.

For the periods presented please supplement your discussions to quantify the amount of revenue, gross profit and operating results the Canadian operations contributed to the consolidation operations and the anticipated effect the absence of Canadian operations is expected to have on your continuing operations.

Response: Complied with on page 19.

13.

Please include a discussion that explains the underlying increase in management fees and advertising and promotional expense. In 2005 we notice these expenses had a year over prior year increases of approximately 84% and 242%, respectively.

Response: Complied with on page 19.

Tabular disclosure of contractual obligations

14.	Please provide the disclosure required by Item 5.F.1. of Form 20-F. If you have no contractual obligations please state that fact.

Response: Complied with on page 20

Securities and Exchange Commission
October 6, 2006

Summary Compensation Table, page 18

15.	Please advise or revise your table to include $20,000 salaries in 2004 for Mr. Bradley J. and James Robert Moynes.

Response: Complied with on page 22.

Management Agreement, page 19

16.

Please disclose how you accounted for the compensation waived by the officers. Please clarify whether the compensation was earned and expensed with payment waived and advise us of the basis for your accounting.

Response: Complied with on page 22.

Related Party Transactions, page 20

17.	Please update your disclosure to include all of the transactions included in your related party footnote. See note 10.

Response: Complied with on page 25.

Share Capital, page 22.

18.	Please provide the information concerning your share capital required by Item 10.A. of Form 20-F.

Response: Complied with on page 27.

Description of Securities Other Than Equity Securities, page 29

19.

Please tell us why you have not disclosed the material terms and provisions for the outstanding warrants disclosed in note eight or please revise your filing to include the required disclosure. See Item 12.B. of Form 20-F.

Response: Complied with on page 36.

Signature, page 30

20.	The language above your officers’ signature indicated that you are executing your annual report rather than a registration statement. Please revise or advise.

Response: Complied with on page 38.

Securities and Exchange Commission
October 6, 2006

Consolidation Financial Statements, Page 1

Consolidation Balance sheets, page 5

21.

Please either parenthetically disclose, or state in a note, the amount of the allowance for doubtful accounts as of your balance sheet dates. Also add a policy note that describes how management estimates its allowance and if receivables are stated at their net realizable values.

Response: Allowance for doubtful accounts has been added to the balance sheet on page 5, and policy disclosure has been complied with on page 8.

22.	Please advise or revise the liability captions to include the term related party, as applicable. We refer you to the promissory note and payable to Pasco Investments, Ltd.

Response: Complied with on page 5.

23.	Please add a line item caption to correspond with the footnote on commitments. See Rule 5-02.25 of Regulations S-X.

Response: Complied with on page 5.

Consolidated Statement of Operations and Deficit, page 6

24.	Please revise your statement to classify the inventory write down and all other administrative expenses within operating expenses before the subtotal operating loss.

Response: Complied with on page 6.

25.	Please disclose the amounts you have incurred for vendor rebates, discounts and sales allowances in the periods presented. Please disclose where these amounts are presented, as applicable.

Response: The company has not incurred any amounts for vendor rebates, discounts or sales allowances in the periods presented.

26.

Please include a cost of sales policy note that discloses the classification of freight charges, purchasing and receiving costs, warehouses costs, distribution costs, excise taxes and shipping and handling costs. If you currently exclude a portion of these costs from cost sales please disclose the amounts and line items within which they are presented for each period.

Securities and Exchange Commission
October 6, 2006

Response: Complied with on page 8.

Consolidation Statements of Cash Flows, page 7

27.

Please disclose the underlying economic event that lead to recording the unrealized foreign exchange gain and where the transaction is classified within your consolidated balance sheets and statements of operations and deficit. Please revise or tell us why you do not present comprehensive income in one of the prescribed formats. See SFAS No. 130.

Response: The foreign exchange gain is the result of the Company having an outstanding note payable in the amount of US$22,370 at December 31, 2005. The foreign exchange gain resulted from the declining rate on the US dollar in 2005 from 1.257 on January 1, 2005 to 1.163 on December 31, 2005.

28.	Please revise the non-cash description for the changes in working capital accounts if they are not truly non-cash activities as defined in paragraph 32 of SFAS No. 95.

Please also revise the non-cash reference in note 13, as applicable.

Response: Management is of the opinion that the disclosure in the Statement of Cash Flows complies with paragraph 32 of SFAS No. 95.

Notes to the Consolidation Financial Statements, page 8

29.

Tell us why you determined that aggregating the Canadian distribution business and United States marketing business was appropriate in accordance with paragraph 17 of SFAS No. 131. Please focus your response on the similarity of the economic characteristics and the regulatory environment of the two businesses. Please also provide us quantitative support for your assertions such as historical sales, margin and operating profit figures. We will presume the products sold to customers are similar.

Please disclose the geographic information required for the country of domicile and all other countries as required in paragraph 38 of SFAS No. 131.

Response: With respect to your reference to segmented information in the Company’s financial statements, aggregating the distribution and marketing businesses and not segmenting was for the years up to and including 2005, acceptable in so far as SFAS No. 151 and paragraph 17 thereof requires this segmentation where more than 10% of a publicly traded company’s activity is generated from that segment. In the case of the Company, it is not at this time a public company and will only become one when listed for trading on the OTCBB. The Company could if required provide a note to the financial statements segmenting information. Please advise is you require this disclosure.

Securities and Exchange Commission
October 6, 2006

Note 2 – Significant Accounting Policies, page 8

30.	Please include accounting policies for comprehensive income, advertising costs, vendor rebates, promotional allowances, segment information, inventory costing and concentration risks as applicable.

Response: Management believes that it has made the appropriate disclosures under SFAS 131 and HB 1701. We have however added the requested notes where applicable to more fully describe policies on pages 8-10. The Company does not have any comprehensive income, vendor rebates or promotional allowances.

Revenue Recognition

31.

Please tell us why you recognize revenue at the point of shipment rather than when a customer receives and accepts a shipment. We would expect revenue to be deferred until some point after you ship products. In your response please tell us if customer acceptance provisions are contractually based or otherwise and if the arrangements contain any right of return provisions, specifically as it relates to customer-specified objective criteria. If customer return policies exist, please tell us how this impacts your revenue recognition, if at all, and expand your policy note to discuss existing return provisions, as applicable.

Response: With respect to revenue recognition, the Company is deemed not to own the inventory at the time of shipment and moreover the customer pays insurance on the inventory from the point of shipment. For this reason, revenue is recorded at the time of shipment.

Note 5 – Property and Equipment, page 11

32.	Please disclose the amount of depreciation expense for each year of operation as well as your policy for improvements, repairs and maintenance expense.

Response: Please see “amortization expense” on the statement of operations and deficit for the annual depreciation amounts. Policy disclosure is complied with on page 9, note 2(e).

Note 8 – Share Capital, page 12

Share Purchase Warrants, page 13

33.	Please disclose the pertinent rights and privileges of the outstanding warrants. See paragraphs 2 and 4 of SFAS No. 129.

Response: Complied with on page 13.

Securities and Exchange Commission
October 6, 2006

Note 10 – Related Party Transactions, page 13

34.

Please update the disclosure to include all of the related party transactions occurring within the periods presented. We note the counseling agreement with Cameron and Associates and the purchase of Liberty Wines. Also include a description of each transaction so as to understand the effects of the transactions on the financial statements.

Response: Complied with on pages 10, 11 and 13 (see notes 6(a) and 10).

Note 11 – Commitment, page 13

35.

Please update your disclosure to discuss the relevant terms and provisions of the executive compensation agreements recently executed on January 1, 2006. Also please clarify the disclosure to state the annual compensation amount payable to each executive as well as the amounts paid and unpaid as of the balance sheet dates.

Response: Complied with on page 14.

Item 19, Exhibits, page 30

36.	Please include a reference to you financial statements as exhibit 99.1 in the exhibit index.

Response: Complied with on page 37.

37.	Please file Cameron and Associates business consulting agreement, Liberty Valley acquisition agreement, the warrant agreements and the 2003 management consulting agreements listed in footnote eleven.

Response: Complied with.

38. Please file a consent for your chartered accounting firm. See Item 10.G. of Form 20-F.

Response: Complied with.

Securities and Exchange Commission
October 6, 2006

Please advise if the staff needs further information or documents in the course of review.

Thank you.

Yours Sincerely,

Stephen E. Rounds

SER/sra
Enc.
cc: Black Diamond Holdings Corporation